SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

FONAR Corporation

(Name of the Issuer)

FONAR Corporation

FONAR, LLC

Bill Benham

Breezy Mgmt., LLC

Brianna Damadian

Carl Erickson

Carol Naglieri

Charles Green

Cindy Hargrave

Cynthia B. Hrubes

Daniel Culver

Dominick Nuzzo

G5 Associates LLC

Gaetano Sabatino

George Krooss

Gregory Heinemann

Harold Tice

Helen Damadian

Hershowitz Limited Partnership

HNA Management, LLC

James Joseph Flanagan

James Persoons

Janice Veroline

Jay Butterman

Jevan Damadian

John Dettori

Jose Pizarro

Justin Caico

Karen Diethelm

Kristin Randazzo

Kurt William Reimann

Louis Corradeno

Luciano B. Bonanni

Mark Decker

Megan Flanagan

Michael Carlin

Mike Christie

Peggy Anne McCann

Richard A. Feigenbaum

Rob Viel

Robert Bernstein

Robert Diamond

Robert W. Heinemann, Jr.

Roe Vella Brown

Ronald G. Lehman II

Ronald Merhige

Ronald Wagner

Ryan Flanagan

RYJOKA Holdings, LLC

Sean Flanagan

Sid Prakash

Sophimage LLC

Thomas Gemma

Timothy R. Damadian

Tresina O’Rawe

Vincent Orrico

Wendy Heinemann

Xavier Patrick Rodrigo

(Names of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

344437 10 8

(CUSIP Number of Class of Securities)

John P. Collins FONAR Corporation 110 Marcus Drive Melville, New York 11747 (631) 694-2929		Timothy R. Damadian FONAR, LLC 265 Spagnoli Road, Suite 200 Melville, New York 11747 (516) 454-0700
With copies to:
Jon Venick, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4500	Denis A. Dufresne, Esq. Meister Seelig & Fein PLLC 125 Park Avenue - 7th Floor New York, New York 10017 (212) 655-3500	Dennis C. O’Rourke, Esq. Moritt Hock & Hamroff LLP 400 Garden City Plaza Garden City, New York 11530 (516) 873-2000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Introduction

This Amendment No. 3 (“Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (1) FONAR Corporation, a Delaware corporation (“FONAR” or the “Company”) and the issuer of the common stock, par value $0.0001 per share, of FONAR (the “Common Stock”), the Class B common stock, par value $0.0001 per share, of FONAR (the “Class B Common Stock”), the Class C common stock, par value $0.0001 per share, of FONAR (the “Class C Common Stock,” and collectively with the Common Stock and the Class B Common Stock, the “Company Capital Stock”), and the Class A Non-voting preferred stock, par value $0.0001 per share, of FONAR (the “Class A Non-voting Preferred Stock”), that is the subject of the Rule 13e-3 transaction for which this Transaction Statement is being filed with the SEC; (2) FONAR, LLC, a Delaware limited liability company (“Parent”); and (3) each of the following:

Bill Benham

Breezy Mgmt., LLC

Brianna Damadian

Carl Erickson

Carol Naglieri

Charles Green

Cindy Hargrave

Cynthia B. Hrubes

Daniel Culver

Dominick Nuzzo

G5 Associates LLC

Gaetano Sabatino

George Krooss

Gregory Heinemann

Harold Tice

Helen Damadian

Hershowitz Limited Partnership

HNA Management, LLC

James Joseph Flanagan

James Persoons

Janice Veroline

Jay Butterman

Jevan Damadian

John Dettori

Jose Pizarro

Justin Caico

Karen Diethelm

Kristin Randazzo

Kurt William Reimann

Louis Corradeno

Luciano B. Bonanni

Mark Decker

Megan Flanagan

Michael Carlin

Mike Christie

Peggy Anne McCann

Richard A. Feigenbaum

Rob Viel

Robert Bernstein

Robert Diamond

Robert W. Heinemann, Jr.

Roe Vella Brown

Ronald G. Lehman II

Ronald Merhige

Ronald Wagner

Ryan Flanagan

RYJOKA Holdings, LLC

Sean Flanagan

Sid Prakash

Sophimage LLC

Thomas Gemma

Timothy R. Damadian

Tresina O’Rawe

Vincent Orrico

Wendy Heinemann

Xavier Patrick Rodrigo

The Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 23, 2025 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among Parent, FONAR Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that prior to the Merger, the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Final Amendment and the definitive proxy statement filed with the SEC under Regulation 14A of the Exchange Act pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (as amended, the “Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)-(b),(d)

Source of funds; Conditions; Borrowed funds. Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15.	Additional Information.

(c)	Other material information. On May 28, 2026, at a special meeting of stockholders of the Company, the Company’s stockholders voted to approve a proposal to adopt and approve the Merger Agreement.

On June 3, 2026, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, each share of the Company’s Common Stock, Class B Common Stock, Class C Common Stock and Class A Non-voting Preferred Stock, issued and outstanding immediately prior to the Effective Time (other than (A) shares owned by Parent, the Company or any of their respective subsidiaries, including securities held as treasury shares (collectively, “Excluded Shares”) and (B) shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)) automatically ceased to be outstanding and was converted into the right to receive cash in an amount equal to (i) $19.00 per share of each of Common Stock and Class B Common Stock, (ii) $6.34 per share of Class C Common Stock and (iii) $10.50 per share of Class A Non-voting Preferred Stock, in each instance, without interest and subject to deduction for any required withholding tax, as set forth in the Merger Agreement (the “Per Share Merger Consideration”).

As of the Effective Time, the Excluded Shares were cancelled and extinguished without any conversion thereof or consideration paid therefor.

On June 3, 2026, the Company notified the Nasdaq Stock Market LLC (“Nasdaq”) that the Merger had been completed. As a result, Nasdaq suspended trading of the Company’s Common Stock on the Nasdaq Capital Market prior to the opening of trading on June 3, 2026. The Company requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of the Company’s Common Stock from Nasdaq and the deregistration of such shares under Section 12(b) of the Exchange Act. Following the effectiveness of the Form 25, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of the Company’s Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 16.	Exhibits.

(a)(2)(i)	Proxy Statement of FONAR Corporation (included in Schedule 14A filed on April 16, 2026 and incorporated herein by reference).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)	Current Report on Form 8-K filed on December 30, 2025 (included in Schedule 14A filed on April 16, 2026 and incorporated herein by reference).

(a)(2)(vi)	Current Report on Form 8-K filed on February 17, 2026 (included in Schedule 14A filed on April 16, 2026 and incorporated herein by reference).

(a)(3)(i)	Press Release dated December 29, 2025 (included in Schedule 14A filed on April 16, 2026 and incorporated herein by reference).

(a)(5)(i)	Current Report on Form 8-K, dated May 29, 2026 (filed on May 29, 2026 and incorporated herein by reference).

(a)(5)(ii)	Current Report on Form 8-K, dated June 3, 2026 (filed on June 3, 2026 and incorporated herein by reference).

(b)(i)

Commitment Letter, December 23, 2025, between OceanFirst Bank, N.A. and Parent (incorporated by reference to Exhibit 6 to Amendment No. 2 to the Schedule 13D filed by the Acquisition Group on January 2, 2026).

(b)(ii)

Form of Subordinated Secured 7% Promissory Note Subscription Agreement (incorporated by reference to Exhibit 7 to Amendment No. 2 to the Schedule 13D filed by the Acquisition Group on January 2, 2026).

(c)(i)	Opinion of Marshall & Stevens Transaction Advisory Services LLC, dated December 23, 2025 (included as Annex B to the Proxy Statement and incorporated herein by reference).

(c)(ii)*	Discussion Materials of Marshall & Stevens, dated as of July 7, 2025, shared with the Special Committee on August 8, 2025.

(c)(iii)*	Discussion Materials of Marshall & Stevens, dated as of November 24, 2025, shared with the Special Committee on December 2, 2025

(c)(iv)*	Discussion Materials of Marshall & Stevens, dated as of December 10, 2025, shared with the Special Committee on December 23, 2025.

(d)(i)

Agreement and Plan of Merger, dated as of December 23, 2025, among FONAR Corporation, FONAR, LLC, and FONAR Acquisition Sub, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii)	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 30, 2025).

(d)(iii)	Form of Class B Membership Units Subscription Agreement (incorporated by reference to Exhibit 8 to Amendment No. 2 to the Schedule 13D filed by the Acquisition Group on January 2, 2026).

(f)*	Section 262 of the Delaware General Corporation Law.

107*	Filing Fee Table.

*	Previously filed with the Schedule 13E-3 filed with the SEC on February 26, 2026.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: As of June 3, 2026

FONAR Corporation

By:	/s/ John P. Collins
	Name:	John P. Collins
	Title:	General Counsel

FONAR, LLC

By:	/s/ Timothy R. Damadian
	Name:	Timothy R. Damadian
	Title:	Sole Manager

/s/ Bill Benham
Bill Benham

Breezy Mgmt., LLC

By:	/s/ Julia Eckert
	Name:	Julia Eckert
	Title:	Managing Member

/s/ Brianna Damadian
Brianna Damadian

/s/ Carl Erickson
Carl Erickson

/s/ Carol Naglieri
Carol Naglieri

/s/ Charles Green
Charles Green

/s/ Cynthia B. Hrubes
Cynthia B. Hrubes

/s/ Cindy Hargrave
Cindy Hargrave

/s/ Daniel Culver
Daniel Culver

/s/ Dominick Nuzzo
Dominick Nuzzo

G5 Associates LLC

By:	/s/ Steven Gentile
	Name:	Steven Gentile
	Title:	Member

/s/ Gaetano Sabatino
Gaetano Sabatino

/s/ George Krooss
George Krooss

/s/ Gregory Heinemann
Gregory Heinemann

/s/ Harold Tice
Harold Tice

/s/ Helen Damadian
Helen Damadian

Hershowitz Limited Partnership

By:	/s/ Stephen Hershowitz
	Name:	Stephen Hershowitz
	Title:	General Partner

HNA Management, LLC

By:	/s/ Nancy Persoons
	Name:	Nancy Persoons
	Title:	Managing Member

/s/ James J. Flanagan
James J. Flanagan

/s/ James Persoons
James Persoons

/s/ Janice Veroline
Janice Veroline

/s/ Jay Butterman
Jay Butterman

/s/ Jevan Damadian
Jevan Damadian

/s/ John Dettori
John Dettori

/s/ Jose Pizarro
Jose Pizarro

/s/ Justin Caico
Justin Caico

/s/ Karen Diethelm
Karen Diethelm

/s/ Kristin Randazzo
Kristin Randazzo

/s/ Kurt W. Reimann
Kurt W. Reimann

/s/ Louis Corradeno
Louis Corradeno

/s/ Luciano B. Bonanni
Luciano B. Bonanni

/s/ Mark Decker
Mark Decker

/s/ Megan Flanagan
Megan Flanagan

/s/ Michael Carlin
Michael Carlin

/s/ Mike Christie
Mike Christie

/s/ Peggy Anne McCann
Peggy Anne McCann

/s/ Richard A. Feigenbaum
Richard A. Feigenbaum

/s/ Rob Viel
Rob Viel

/s/ Robert Bernstein
Robert Bernstein

/s/ Robert Diamond
Robert Diamond

/s/ Robert W. Heinemann, Jr.
Robert W. Heinemann, Jr.

/s/ Roe Vella Brown
Roe Vella Brown

/s/ Ronald G. Lehman II
Ronald G. Lehman II

/s/ Ronald Merhige
Ronald Merhige

/s/ Ronald Wagner
Ronald Wagner

/s/ Ryan Flanagan
Ryan Flanagan

RYJOKA Holdings, LLC

By:	/s/ Joe Davi
	Name:	Joe Davi
	Title:	Managing Member

/s/ Sean Flanagan
Sean Flanagan

/s/ Sid Prakash
Sid Prakash

Sophimage LLC

By:	/s/ Bill O’Reilly
	Name:	Bill O’Reilly
	Title:	Managing Member

/s/ Thomas Gemma
Thomas Gemma

/s/ Timothy R. Damadian
Timothy R. Damadian

/s/ Tresina O’Rawe
Tresina O’Rawe

/s/ Vincent Orrico
Vincent Orrico

/s/ Wendy Heinemann
Wendy Heinemann

/s/ Xavier P. Rodrigo
Xavier P. Rodrigo